

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 1, 2011

<u>Via E-mail</u>
Mr. Gordon Reykdal
Chairman of the Board and Chief Executive Officer
The Cash Store Financial Services Inc.
17631-103 Avenue
Edmonton, Alberta, Canada T5S 1N8

Re: The Cash Store Financial Services Inc.
Form 40-F for the fiscal year ended September 30, 2010, filed November 26,
2010
File No. 001-34760

Dear Mr. Reykdal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 40-F for the Fiscal Year ended September 30, 2010</u>

<u>Exhibit 99.1 Consolidated Financial Statements (audited) of the Registrant for the fifteen months ended September 30, 2010 and for the year June 30, 2009</u>

<u>Notes to Consolidated Financial Statements</u>
<u>Note 1(c) – Significant Accounting Policies – Retention Payments, page 8</u>

1. We note your disclosure that in the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. Please tell us

and revise future filings to discuss in more detail the Company's duties under the terms of these agreements

Note 1(f) – Significant Accounting Policies – Provision for Loan Losses, page 8

2. We note your disclosure that loans in default consist of short-term consumer loans originated by the Company which are past due. Please revise future filings to disclose your policy for determining past due or delinquency status.

3. We note your disclosure that a provision is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest. Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement.

4. We note your disclosure that if loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. In future filings, please enhance this disclosure to describe, in more detail, your policy for charging off uncollectible consumer loans receivable (e.g., whether receivables are charged off after a certain number of days past due).

5. Please revise future filings to disclose your policy for placing loans on nonaccrual status as well as your policy for resuming the accrual of interest on nonaccrual loans.

Exhibit 99.2 – Annual Information Form

Operations – Summary, page 6

6. We note your disclosure that the Company started providing loans directly to customers in Q5 of fiscal 2010. To the extent that these lending activities are expected to be material, in future filings, please enhance your disclosure here or in your Management's Discussion and Analysis, to include the following as applicable:
   - explanations for the fluctuations in payday cash advances from year to year;
   - the percentage of customers and amount of payday cash advances paid in full on or before their due date for each year;

- the percentage of customers who paid their outstanding balance in full and entered into a new payday cash advance on the same date (consecutive transaction) for each year;
- the approximate amount of payday cash advances processed in each of the years presented;
- a discussion of any regulatory guidelines as they relate to consecutive transactions in each of the provinces / areas that you operate; and
- the percentage of payday advances repaid by depositing the customers' personal check, including the approximate percentage of checks that cleared compared to those that were returned due to non-sufficient funds in the customers' accounts or for other reasons.

7. We note your disclosure that customers have the option to receive their advance through a cheque from a third-party lender or have the funds loaded on a private labeled debit card or a pre-paid credit card, both of which are offered by the Company through an arrangement with a third-party service provider. Please tell us, and revise future filings to disclose, the amount of any fees the Company has earned related to the use of debit and pre-paid credit cards or through their arrangement with third-party service providers and, if applicable, where these fees are classified on the Consolidated Statements of Operations.

Exhibit 99.3 Management's Discussion and Analysis

Business Profile and Strategy, page 4

8. Please provide to us and undertake to include in your future filings discussion and analysis focused on your primary source of revenues, which is "payday loans," including the following:
   - discussion and analysis of your policies and procedures for overdue loans including any additional fees or charges that you, your lenders or others impose and whether you or your third party lenders modify, extend or renew loans;
   - discussion and analysis, in one paragraph, of the range in the interest rates (on an annualized basis) you and, separately, your third party lenders charged borrowers during your most recent fiscal year; and
   - discussion, analysis and quantification of each of the types of revenue you earn on loans made by third party lenders and separately each of the types of revenues you earn on loans you make directly.

9. We note your reference in the second sentence that you "primarily act as brokers." Please provide to us and undertake to include in your future filings discussion and

analysis of your relationships with third party lenders including, but not limited to, the following:

- disclose, consistent with Item 101(c)(1)(vii) of Regulation S-K, the name of any third party lender that in your last fiscal year generated ten percent or more of your consolidated revenues and the loss of the lender would have a material adverse effect on you;
- include discussion and analysis of the material terms of your agreements with third party lenders; and
- include discussion and analysis of the cost and benefits to you from your decision to originate loans including default rates on loans you originated during the past three fiscal years.

10. Please address the findings of the Director of Fair Trading of the government of Alberta Canada in its Order of May 10, 2011 that you violated the Fair Trading Act and the Payday Loan regulations by conducting the following practices during your last fiscal year and identifying any changes in the current fiscal year:

- disclose whether or not you offered all borrowers loans in cash and the percentage of your loans in your last fiscal year that were in cash;
- disclose whether or not you offered to issue checks to borrowers immediately or whether you delay issuance and or tell borrowers there will be a delay if in issuing a check as opposed to issuing a cash card;
- describe and quantify the fees you charged on cash cards including initial fees and usage fees and the percentage of your loans in the last fiscal year that were made on cash cards;
- disclose the maximum amount and average amount of interest, fees and any other charges as a percentage of principal that you charged on a loan in the last fiscal year;
- disclose whether or not you charged borrowers a fee to cancel loans during the cooling off period required by law; and
- disclose whether or not you refunded the balance on any cash cards to the borrower without any fee once the borrower has paid off the loan.

Please discuss the ongoing investigation by Service Alberta and the possible consequences to you including suspension or cancellation of your license to conduct business.

11. Please discuss the Order of Consumer Protection British Columbia, dated November 10, 2010 finding that you are in violation of British Columbia's payday lending regulations by charging borrowers unlawful fees on their loans and ordering you to pay a monetary penalty as well as refunds to consumers. Discuss the basis for and the status of your appeal.

Overall Financial Performance, page 8

12. Please provide to us and undertake to include in your future filings revision of this section consistent with Item 303 of Regulation S-K and Release No. 33-8350 to provide discussion and analysis and quantification of your references, on page 8, to "broker fee rate compression" and "an increase in retention payments," and your references, in the first paragraph on page 9, to "implementation of . . . rate regulations," "decrease in our margins" and "increased expenses."

Industry and economic review, page 10

13. Please provide to us and undertake to include in your future filings revision of this section as follows:
   - provide discussion and analysis of your reference, in the first paragraph, to "consumer protection measures" including whether the rate caps apply only to pure interest on each loan or whether they include fees or any other charges and, if so, identify which fees are subject to the caps;
   - provide discussion and analysis of your reference, in the first paragraph, to your "voluntary implementation of a prohibition on the provision of rollovers" and discuss the extent to which you otherwise finance a borrower to replace one loan with another and whether you and/or your third party lenders make multiple loans to the same borrower and/or household;
   - provide discussion and analysis of other restrictions under Canadian federal and provincial law including restrictions on the amount of each payday loan and the term of the loan;
   - clarify, in the second paragraph, that you are subject to the provincial consumer protection measures because you are not a federally regulated bank and provide analysis of how you will make less profit than third party lenders and other banks given their ability to charge substantially higher interest rates; and
   - revise your discussion of rate caps in the third paragraph to also disclose the maximum interest rates on an annualized basis.

Financial Analysis – Revenue, page 14

14. We note your disclosure that revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid master cards, debit cards, term loans and prepaid phone cards) for the fifteen month period ended September 30, 2010, increased 79.6% to $50.2 million or 22.6% of revenue, up from $27.9 million or 18.6% of revenue for the year ended June 30, 2009. Please tell us, and revise future filings to quantify the most

significant components of this "other" revenue category and to discuss any trends associated with each of these components.

15. As a related matter, please tell us, and revise future filings to separately quantify, the relative percentage of consumers that you lend to or broker loans to that also purchase the aforementioned products (e.g.,. financial product insurance, pre-paid master cards, debit cards, etc).

Form 6-K, filed May 19, 2011

16. Given enforcement actions within the past year by authorities in British Columbia and Alberta, please tell us the basis for your claim in the fifth paragraph that "Cash Store Financial has been a leader in consumer protection."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202)-551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3375 with any questions.

Sincerely,

/s/ Amit Pande for

Todd K. Schiffman
Assistant Director